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                                                Filed Pursuant to Rule 424(b)(3)
                                                  Registration Number 333-119363


PROSPECTUS SUPPLEMENT
(To Prospectus dated May 2, 2006)


                               AUTOCAM CORPORATION

                   10.875% SENIOR SUBORDINATED NOTES DUE 2014

                                   -----------

         Attached hereto and incorporated by reference herein is our Current Report on Form 8-K dated December 15, 2006. This Prospectus Supplement is not complete without, and may not be delivered or utilized except in connection with, the Prospectus, dated May 2, 2006, with respect to the 10.875% Senior Subordinated Notes Due 2014, including any amendments or supplements thereto.

                                   -----------

         INVESTING IN THE NOTES INVOLVES A HIGH DEGREE OF RISK. SEE "RISK FACTORS" BEGINNING ON PAGE 8 OF THE ACCOMPANYING PROSPECTUS FOR A DISCUSSION OF CERTAIN FACTORS THAT YOU SHOULD CONSIDER IN CONNECTION WITH AN INVESTMENT IN THE NOTES.


         Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these notes or passed upon the adequacy of this prospectus. Any representation to the contrary is a criminal offense.

         This prospectus has been prepared for and will be used by Goldman, Sachs & Co. in connection with offers and sales of the notes in market-making transactions. These transactions may occur in the open market or may be privately negotiated, at prices related to prevailing market prices at the time of sale or at negotiated prices. Goldman, Sachs & Co. may act as principal or agent in these transactions. We will not receive any of the proceeds of such sales.

                                   -----------

                              GOLDMAN, SACHS & CO.

                                   -----------

                                December 15, 2006
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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 8-K

                                 CURRENT REPORT
                     PURSUANT TO SECTION 13 OR 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934


               Date of Report (Date of earliest event reported):
                     December 15, 2006 (December 14, 2006)

                               AUTOCAM CORPORATION
             (Exact name of registrant as specified in its charter)

            MICHIGAN                     333-119215              38-2790152
-------------------------------     -----------------------  -------------------
(State or other jurisdiction of    (Commission File Number)    (IRS Employer
          incorporation)                                     Identification No.)


           4436 BROADMOOR AVENUE SOUTHEAST, KENTWOOD, MICHIGAN, 49512
           ----------------------------------------------------------
               (Address of principal executive offices) (Zip Code)

       Registrant's telephone number, including area code: (616) 698-0707

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

[ ] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

ITEM 2.04. TRIGGERING EVENTS THAT ACCELERATE OR INCREASE A DIRECT FINANCIAL OBLIGATION OR AN OBLIGATION UNDER AN OFF-BALANCE SHEET ARRANGEMENT.

Consistent with on-going discussions described in Item 8.01 below, Autocam Corporation ("we", "our", or "us") failed to make the semi-annual interest payment of $7.6 million due today under our $140.0 million of outstanding 10.875% senior subordinated notes due June 2014 (the "Notes"). Non-payment of interest due on the Notes triggers a 30-day grace period during which payment can be made before triggering an event of default under the indenture governing the Notes and cross-default provisions under agreements covering our senior secured credit facilities and our second lien credit facility.

ITEM 8.01. OTHER EVENTS.

On December 14, 2006, we received a proposal signed by the holders ("Noteholders") of 85% of the Notes concerning the terms of a possible recapitalization of Autocam. As part of the proposed recapitalization, our Noteholders would purchase $85.0 million of newly issued equity securities in the form of a payment-in-kind preferred stock (the "PIK Preferred Equity") and convert the Notes into 100% of the common equity of Autocam. As of December 14, 2006, we had $108.1 million in borrowings outstanding under our senior secured credit facilities and $77.6 million in borrowings outstanding under our second lien credit facility (including accrued paid-in-kind interest). The proposal anticipates that the indebtedness under our second lien credit facility will be repaid in full with proceeds of the PIK Preferred Equity and any excess would be used to satisfy expenses of the transaction and increase working capital. It is also anticipated that our senior secured credit facilities would be reinstated or refinanced on market terms. After completion of the recapitalization, it is anticipated that we would have approximately $110.0 million of funded secured indebtedness.

This proposal would significantly enhance our financial strength and operational flexibility, which would benefit all of our stakeholders. The recapitalization would improve our short- and long-term liquidity on a global basis, allowing us to better serve our customers, meet our debt service and working capital requirements and fund capital expenditures for new programs.

The above-described proposal is subject to approval by our board of directors and equity holders and is subject to final negotiations, documentation and customary conditions of closing.



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                                    SIGNATURE

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

                                Autocam Corporation



                                By: /s/ John C. Kennedy
                                    --------------------------------------------
                                    Name: John C. Kennedy
                                    Title: President and Chief Executive Officer


Dated:  December 15, 2006